CODE OF ETHICS

I.	INTRODUCTION

High ethical standards are essential for the success of the Adviser and to maintain the confidence of clients and investors in investment funds managed by the Adviser (“clients”). The Adviser’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel of the Adviser, including directors, officers and Supervised Persons of the Adviser must put the interests of the Adviser’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Adviser must also comply with all federal securities and commodities laws. In recognition of the Adviser’s fiduciary duty to its clients and the Adviser’s desire to maintain its high ethical standards, the Adviser has adopted this Code of Ethics (the “Code”) containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser’s clients.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the Compliance Officer, who is charged with the administration of this Code.

II.	DEFINITIONS

1.

Access Person means any member, partner, director, officer or Supervised Person of the Adviser, or other person who provides securities and/or commodity trading advice on behalf of the Adviser and is subject to the supervision and control of the Adviser (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any reportable fund, or (ii) who is involved in making investment recommendations to clients (or who has access to such recommendations that are nonpublic).

2.

Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

3.

Beneficial ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

4.	Covered Person means any director/manager, officer, Supervised Person or Access Person of the Adviser.

5.	Personal Account means any account in which a Covered Person has any beneficial ownership.

6.

Reportable Security means a security as defined in Section 202(a)(18) of the Securities Act of 1933, as amended (15 U.S.C. 80b-2(a)(18)) and includes any derivative, commodities, futures, options or forward contracts relating thereto, except that it does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;

(iv)

Shares issued by registered investment companies, other than exchange-traded funds and other than registered funds for which the Adviser or its affiliates serve as investment manager, sub-adviser, commodity trading advisor and/or commodity pool operator (each a “Reportable Fund”); and

(v)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, none of which is a Reportable Fund.

7.	Restricted Security means any security that is on the Adviser’s Restricted List.

III.	APPLICABILITY OF CODE OF ETHICS

Personal Accounts of Covered Persons. This Code applies to all Personal Accounts of all Covered Persons.

A Personal Account also includes an account maintained by or for:

•

A Covered Person’s spouse (other than a legally separated or divorced spouse of the Covered Person for which the Covered Person provides no financial support), domestic partner (of the same or opposite gender) and minor children;

•	Any immediate family members who live in the Covered Person’s household;

•

Any person (i) who is financially dependent on the Covered Person, including those persons residing with the Covered Person and those not residing with the Covered Person, such as financially dependent children away at college, or (ii) for whom the Covered Person provides discretionary advisory services; and

•	Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control.

A comprehensive list of all Covered Persons and Personal Accounts will be maintained by the Adviser’s Compliance Officer.

IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.

General. It is the responsibility of each Covered Person to ensure that a particular investment transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Section.

2.

Prohibition of Transactions in Personal Accounts. Covered Persons are prohibited from engaging in any transactions (including short sales) in Personal Accounts, including, without limitation, transactions in any Restricted Security.

3.

Exceptions from the Prohibition of Transactions in Personal Accounts (i) Purchases or sales that are non-volitional on the part of the Covered Person, such as purchases or acquisitions arising from stock dividends, dividend reinvestments, stock splits, mergers, consolidations, tender offers or exercise of rights; (ii) purchases or sales pursuant to an Automatic Investment Plan; (iii) purchases or sales of securities that are not Reportable Securities; (iv) transactions effected in any account over which the Covered Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party); and (v) purchases or sales of interests in privately-offered investment vehicles for which the Adviser or its affiliates serves as investment manager, sub-adviser, commodity trading advisor and/or commodity pool operator.

4.

Short Term or Excessive Trading. Notwithstanding the exceptions from the prohibition of transactions in Personal Accounts set forth in Section 3 above, no Covered Person may engage in more than 60 personal securities transactions during any 30-day period.

5.

Service on Boards of Directors; Other Business Activities. A Covered Person shall not serve as a director (or similar position) on the board of any company unless the Covered Person has received written approval from the Compliance Officer and the Adviser has adopted policies to address such service. Authorization will be based upon a determination that the board service would not be inconsistent with the interest of any client account. At the time a Covered Person submits the initial holdings report in accordance with Section V(1)(a) of the Code, the Covered Person will submit to the Compliance Officer a description of any business activities in which the Covered Person has a significant role. A Form of Report on Outside Business Activities is attached hereto as Attachment 1.

6.

Management of Non-Adviser Accounts. Covered Persons are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties unless the Compliance Officer preclears the arrangement and finds that the arrangement would not harm any client. The Compliance Officer may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

V.	REPORTING

1.	Holdings Reports.

(a)

Initial. A Covered Person must submit an initial holdings report within 10 days of his or her employment commencement date to the Compliance Officer. The information contained in the initial holdings report must be current as of a date no more than 45 days prior to such employment commencement date.

(b)	Quarterly. A Covered Person must submit quarterly transaction reports.

(c)

Annual. A Covered Person must submit to the Compliance Officer an annual holdings report at least once each 12-month period after submitting the initial holdings report. The information contained in the annual holdings report must be current as of a date no more than 45 days prior to the date the report was submitted.

(d)	Content of Initial and Annual Holdings Reports.

These reports must contain, at a minimum:

(i) the title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Personal Account;

(ii) the name of any broker, dealer or bank with which the Covered Person maintains or maintained, as of the date the person became a Covered Person, an account in which any securities are held for the Covered Person’s benefit; and

(iii) the date that the Covered Person submits the report. An Initial and Annual Holdings Reports form is set forth as Attachment 2.

(e)	Content of Quarterly Transaction Report.

(i) Each transaction report must contain, at a minimum, the following information about each transaction involving a holding during the quarter in which the Covered Person had, or as a result of the transaction acquired, any beneficial ownership:

a. the date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each holding involved;

b. the nature of the transaction (i.e., the purchase, sale or any other type of acquisition or disposition);

c. the price of the security at which the transaction was effected;

d. the name of the broker, dealer or bank with or through which the transaction was effected; and

e. the date the Covered Person submits the report.

(ii) An Access Person need not make a quarterly transaction report under this Section if the report would duplicate information contained in broker trade confirmations or account statements received by the Fund with respect to the Access Person in the time period required by the Fund with respect to the Access Person in the time period required by Section (V)(1)(b), if all of the information required by Section (V)(1)(e) is contained in the broker trade confirmations or account statements, or in the records of the Fund;

(iii) An Access Person electing to comply with the transaction reporting requirements of the Code by directing his or her intermediaries to provide the Adviser with copies of transaction and account statements must direct each broker and bank where such Access Person maintains an account that he or she has direct or indirect influence or control to transmit to the Compliance Officer each and every trade confirmation and account statement no later than 30 days after the end of each calendar quarter. A form of transaction report is set forth as Attachment 3, affirming that all transactions in his or her Personal Account in which the Access Person had any beneficial ownership during the period are reflected by such trade confirmations and account statements.

2.

Duplicate Copies of Account Statements to Adviser. All Covered Persons must direct their brokers or custodians or any persons managing the Covered Person’s account in which any Reportable Securities are held to supply the Compliance Officer with the Covered Person’s monthly and quarterly brokerage statements.

3.

Automatic Investment Plan. An Access Person need not make a report under this section with respect to transactions effected pursuant to an Automatic Investment Plan. A Personal Accounts Certification Form is attached as Attachment 4.

4.

New Accounts. Each Covered Person must notify the Compliance Officer promptly if the Covered Person opens any new account in which any securities are held with a broker or custodian or moves such an existing account to a different broker or custodian.

5.	Reporting Violations. Covered Persons must report immediately any suspected violations to the Compliance Officer.

6.	Transactions Subject to Review. The personal securities transactions reported on the quarterly transaction reports will be reviewed and compared against client personal securities transactions.

7.	Beneficial Ownership.

(i) A Covered Person need not make a report under this Section with respect to transactions effected for, and Reportable Securities held in, any account over which the person has no direct or indirect influence or control.

(ii) No report will be construed as an admission that the person making the report has any direct or indirect beneficial ownership in the security to which the report relates.

VI.	RECORDKEEPING

The Compliance Officer will keep in an easily accessible place for at least five (5) years, the first two (2) years in appropriate office of the Adviser, copies of the Code, all statements and reports of Covered Persons, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of the Code.

The Compliance Officer will maintain a list of all Covered Persons of the Adviser currently and for the last five (5) years.

All trade confirmations and statements of Covered Persons may be kept electronically in a computer database.

VII.	OVERSIGHT OF CODE OF ETHICS

1.

Acknowledgment. The Compliance Officer will annually distribute a copy of the Code to all Covered Persons. The Compliance Officer will also distribute promptly all amendments to the Code. All Covered Persons are required annually to sign and acknowledge that he or she has read and understands the Code and recognizes that he or she is subject to the Code by signing the form of acknowledgment attached as Attachment 5.

2.

Annual Certifications. Each Covered Person must certify annually that he or she has complied with the requirements of the Code and that he or she has disclosed or reported all personal securities transactions required to be disclosed or reported pursuant to the requirements of the Code.

3.

Review of Transactions. Each Covered Person’s transactions in his/her Personal Account will be reviewed on a quarterly basis and compared with transactions for the clients and against the list of Restricted Securities. Any Covered Person transactions that are believed to be a violation of the Code will be reported promptly to the management of the Adviser. The Managing Member of the Adviser will review the Compliance Officer’s transactions and preclearance requests.

4.

Sanctions. Adviser’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of the Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, a letter of censure, suspension or termination of employment and/or criminal or civil penalties.

5.

Authority to Exempt Transactions. The Compliance Officer has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all of the provisions of this Code if the Compliance Officer determines that such exemption would not be against any interests of a client and would be in accordance with Rule 204A-1 and other applicable law. The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

IX.	CONFIDENTIALITY

All reports of personal investment transactions and any other information filed pursuant to the Code will be treated as confidential to the extent permitted by law.